

FUEGO FINO

The New Spirit of the Alcohol Industry

Fuego Fino, Inc.

A Progressive Wine & Spirits House



WHAT'S THE NITTY GRITTY?

"Let's get to the point, here."

THIS IS OUR ANGLE

WE CUT OUT THE MIDDLEMEN.

No need to search for a deal; our products hit stores immediately.

WE ADD THAT SPLASH.

We take good brands and match them with great marketing.

THIS IS OUR EDGE

OUR EDGE IS QUICKNESS.

We get there faster than anyone.

OUR ADVANTAGE IS QUALITY.

That first taste becomes your new favorite.



FUEGO FINO

WHAT DID WE ACCOMPLISH?







WE GAINED CONTROL OVER OUR COMPETITION

"We saw an opening, and we took it."

BUY OUT

We purchased the assets of our former distributor

Fuego Fino Finalizes A Deal To Buyout The Assets Of Its Former Distributor

Jessica Contreras 9 min ago · 1 min read

We added 100+ accounts

And brands in all categories

Expansion

OUR 1/3

As Distributors we can lock-in profit margins

1/3

As a distributor

Part of that bottle now comes to us

1/3 of all sales







SALES SOARING DURING LOCKDOWNS

“Despite ½ of our customers closed by quarantine, sales boomed!”

HUGE SALES GROWTH DURING QUARANTINE

TP
100% PURO DE AGAVE
PEÑASCO
TEQUILA
PLATA
CONT. NET. 750ml
40% Alc. Vol. (80 proof)
www.tequilapenasco.com

Year-over-year results

Sales Boomed During Pandemic:

400% Increase

AS RESTRICTIONS LIFT, SALES CONTINUE TO GROW

Diva
PLATINUM
100% Agave
SILVER TEQUILA
Net Cont. 750ml

Current Quarterly Growth

SALES THIS QUARTER SURPASS LAST YEAR:

200% Increase



FUEGO FINO

WHAT ARE WE GOING TO DO NEXT?







THE FUTURE IS US

"If given a choice, consumers will choose responsible brands."

WE OFFSET 200,000 lbs. OF EMISSIONS

CO2

We sponsored projects
Which removed carbon from the
Atmosphere

WE INVESTED BUILDING THE FUTURE OF DELIVERY

stewart

We are building the future
Solar powered Distribution
ESG 100%



FUEGO FINO

WHAT'S THE FULL PICTURE?



WHAT'S WITH THIS 'PROGRESSIVE' THING?

"Because good is not better."

A PROGRESSIVE APPROACH

Fuego Fino (Fine Fire Company) is a planet and community- friendly wine and spirits house that specializes in developing the next high-growth product segment.

We maximize our revenue potential by cutting out middlemen and leveraging the power of great marketing to build brands in new product segments, while increasing employment in America's qualified opportunity zones and taking steps to become carbon neutral.

"Always under-promise and over-deliver."



WE INVESTED THE MONEY IN ASSETS!

WE ACHIEVED EXPLOSIVE REVENUE GROWTH!



WE ARE BUILDING THE AREA'S FIRST ECO-DISTRIBUTION CENTER!



Investor Presentation 2021





WHAT'S DIFFERENT ABOUT STRATEGY?

"We cut out the middleman!"

GOODBYE MIDDLEMAN!

WE GOT THERE FIRST: DIRECT DISTRIBUTION STRATEGY

Distribution Strategy Sheet	
State/Country	**Alcohol Payment Regulations**
Arizona	Cash Payment -(COD) State
Arkansas	Cash Payment (COD) State
Georgia	Cash Payment (COD) State
Kansas	Cash Payment (COD) State
Oklahoma	Cash Payment (COD) State
South Carolina	Cash Payment (COD) State
Washington	Cash Payment (COD) State
Florida	Cash Payment -- Beer Only
Texas	Cash Payment -- Beer Only
Oregon	Cash Payment -- Beer Only

POSITIONED FOR DIRECT DISTRIBUTION IN C.O.D. STATES

Fuego Fino is positioned as a fully-licensed distributor in Arizona's cash-on-delivery market, and we are working on state licensing in Georgia.

11

Investor Presentation 2021





WHAT'S DIFFERENT ABOUT OUR OPERATIONS?

"We respect the environment."

GOODBYE CARBON EMMISSIONS!

200,000 POUNDS OF CARBON EMMISSIONS OFFSET

CO2

"AND WE ARE COMMITTED TO DOING MORE!"

HOW DO WE PLAN TO SCALE UPWARDS?
"Be wise enough to see it, and persistent enough to achieve it."



THE SHORT-TERM STRATEGY

INTERNATIONAL EXPANSION
Expansion of exporting capacity outside of the U.S. for bottling and packaging.

PRODUCT EXPANSION
Expansion of product categories for direct-importing clients.

PROFIT MARGIN EXPANSION
Expansion of in-house brands which have higher profit margins.

THE LONG-TERM STRATEGY

SELL OWNERSHIP STAKE
We will sell a percentage of our endorsed in-house brands to larger industry players.

EXPAND EXPORTING
International expansion of exporting capacity to other nations.

EXPAND DISTRIBUTION
Push into the remaining seven cash-on-demand markets.

Investor Presentation 2021





WHAT ARE OUR RESULTS?

"Stop talking and let the results speak."

WHAT WE ACCOMPLISHED

2009 — FOUNDING
Fuego Fino Inc. was founded – Jessica travels throughout Mexico seeking ideal distillery.

2011 — BECOMING AN IMPORTER
The company obtains its federal license to import alcohol.

2017 — FOCUS ON CASH
Fuego Fino focuses on Arizona's and Georgia's C.O.D. (cash on delivery) markets.

2018 — FIRST PRODUCT SHIPPED
Started shipment of products into first cash-for-delivery market – Arizona.

2019 — EXPANDING INTO WHOLESALE
Obtained Federal Wholesaler and Distributor permits in Arizona and Georgia.

2020 — FUNDRAISING
Successful fundraising establishes company valuation at $1.7 million.



WHAT'S THE COMPETITION LIKE?

"Carve out your own lane and step forward with speed."

SWOT

STRENGTHS

- PRODUCT: Established alcohol production and exportation network within Mexico.
- LICENSING: Fully licensed alcohol importation for U.S. and distribution for Arizona.
- BRANDING: Established brand management and marketing network within the U.S.
- SALES: Established relationships with retailers who move products directly to shelves.
- OFFERING: Legal and professional network in place to roll out Reg A+ offering.

WEAKNESS

- PRODUCT: Lack of diversification into larger alcohol portfolio, including non-alcohol products.
- DISTRIBUTION: Lack of diversification to states where alcohol is on shelves. Currently have seven main states on the offering map.
- SALES: Need for infrastructure of corporation to grow as quickly as brands while sales are scaling.

OPPORTUNITIES

- BRANDING: Ability to tap into the growth of sales related to brand influencers.
- ACQUISITIONS: Ability to scale upwards via acquisition.
- PRODUCT: Diversification into Mezcal and Bacanora products which have more room to grow.
- SALES: International expansion into Canada, Europe, and China.

THREATS

- SUPPLY: Large producers cornering the market for agave and other spirits.
- SUPPLY: Lack of quality control on the part of competitors, affecting the overall Wine and Spirits market.
- SUPPLY: Need for wider producer relationships in order to be sure that supply lines remain open.



WHO IS LEADING THE WAY?

"We are women-led and founded, and we are not playing any games."

MANAGEMENT TEAM



JESSICA G. CONTRERAS
Chief Executive Officer

With 10 years of experience in the industry, she has connections with both producers in Mexico and the legal team that pushed through licensing in 90 days and label approval in three weeks.



KANISHA DENNIS
Chief Marketing Officer

Kanisha obtained her MBA from Boston University, graduating summa cum laude. She has handled large marketing budgets for various companies and her expertise was invaluable in creating our brand image.

KEY ADVISORS



BARBARA BICKHAM
Chief Investment Advisor

Barbara represents the company to investors, key clients, and strategic partners. She also has over four years of experience in preparing and evaluating companies for private equity or venture capital financing.



SHAHID CHISHTY
Chief Strategy Advisor

Shahid has 30 years of experience with business development, finance, investment banking, strategic advisory, and venture capital/private equity. He has held positions at Deutsche Bank and Merrill Lynch.



HOW WILL BE USE THE PROCEEDS?

"Be wise enough to know, and strong enough to handle it."

USE OF NET PROCEEDS

- ■ MARKETING
- ■ SUPPLYCHAIN
- ■ PRODUCTION
- ■ ADMINISTRATION



Investor Presentation 2021



WHAT'S OUR OFFER?

"Giving you the opportunity to join a hungry young company with an edge."

FUNDING SUMMARY

INVESTMENT STAGE
PRE-IPO

TYPE OF SHARES OFFERED
PREFERRED A

TARGETED CROWD PORTAL
WEFUNDER

TARGETED SHARE PRICES
$.50 | $1.00

GEOGRAPHIC INVESTOR FOCUS
U.S.

TARGETED INITIAL INVESTMENT
$500

PRE-MONEY EARLY-BIRD VALUATION
$2,945,736

POST-MONEY VALUATION
$6,628,580

USE OF PROCEED MILESTONES

 Expansion of in-house product suite

 Expansion of marketing partnerships with public figures

 Expansion of in-house product sales' organic growth

 Expansion of eco-friendly supply chain assets and infrastructure



FUEGO FINO

INVESTOR PRESENTATION 2021

221 West Hallandale Beach Blvd, Suite 336 Hallandale Beach, FL 33009

https://www.FgFino.com

For a full business plan and a detailed presentation please contact:
Jessica G. Contreras, CEO

Email: mail@FgFino.com